UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NBOG Bancorporation, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62875A 109
(CUSIP NUMBER)

William J. Ching
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, N.E.
14th Floor
Atlanta, GA 30309-3964
(404) 817-6000
___________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2007
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   .[__]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

Page 1 of 5 Pages

CUSIP No. 62875A 109	13D

(1)	Name of Reporting Person: William R. Blanton

(2)	Check the Appropriate Box If a Member of Group	(A) [_] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,476,016

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 1,476,016

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,016

(12)	Check Box If the Aggregate Amount in Row (11) [__] Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 59.7%

(14)	Type of Reporting Person: IN

Page 2 of 5 Pages

Item 1.   Security and Issuer.

This Schedule 13D is filed with respect to shares of the common stock of NBOG Bancorporation, Inc., a Georgia corporation (“NBOG” or the “Company”). NBOG’s principal executive offices are located at 807 Dorsey Street, Gainesville, Georgia 30501.

Item 2.   Identity and Background.

This statement is filed by William R. Blanton, a U.S. citizen, whose business or residence address and present principal occupation is listed below:

Name	Address	Occupation
William R. Blanton	1475 Rolling Links Drive	President of Cinc Systems, LLC
Alpharetta, Georgia 30004

During the past five years, Mr. Blanton has not been convicted in a criminal proceeding (excluding traffic violations), or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Blanton purchased all of the securities reported in this Schedule 13D with his own personal funds.

Item 4.   Purpose of Transaction

Mr. Blanton acquired the shares of Common Stock reported in Item 5 below for his own account, and for investment purposes. Mr. Blanton acquired the shares pursuant to that certain Stock Purchase Agreement dated as of January 23, 2007 by and among NBOG, The National Bank of Gainesville and Mr. Blanton (the “Agreement”). In connection with the closing of the transaction, four directors resigned from NBOG’s board of directors. The board of directors then appointed three individuals, including Mr. Blanton, to fill the vacancies. Mr. Blanton may sell stock to William Alvin Bagwell, Jr. and William McCurdy Evans, Jr., the other two new directors. Mr. Blanton has recommended, and from time to time may continue to recommend, to the Company’s management various strategies for increasing shareholder value.

Item 5.   Interest in Securities of the Issuer

(a)     As of April 23, 2007, William R. Blanton beneficially owns the number of shares shown in the following table.

	Number of Shares	Percent of
Name	Beneficially Owned	Outstanding

William R. Blanton	1,476,016	59.7%

Page 3 of 5 Pages

The number of shares beneficially owned included 738,008 shares which may be purchased pursuant to a exercisable warrant. The percentages of outstanding shares of Common Stock set out above are computed based on a total of 1,731,568 shares of Common Stock outstanding as of April 23, 2007, following the closing of the transactions under the Agreement.

(b)     As of April 23, 2007, Mr. Blanton beneficially owns a total of 1,476,016 shares of Common Stock. Mr. Blanton has sole voting and dispositive power of 1,476,016 shares of Common Stock all of which are held directly by Mr. Blanton.

(c)     On April 23, 2007, Mr. Blanton purchased 738,008 shares of Common Stock at $2.71 per share and a warrant to purchase an additional 738,008 shares of Common Stock pursuant to the Agreement.

(d)     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)     N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Blanton may sell stock to William Alvin Bagwell, Jr. and William McCurdy Evans, Jr.

Item 7.   Materials to be Filed as Exhibits.

None.

Page 4 of 5 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2007	/s/ William R. Blanton
William R. Blanton

Page 5 of 5 Pages